Neovasc Appoints Cardiovascular Industry Veteran Bill Little as Chief Operating Officer

Vancouver-- via NEWMEDIAWIRE -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, today announced the appointment of Bill Little as the Company’s Chief Operating Officer, reporting directly to the CEO. Mr. Little is an accomplished global marketing executive with more than two decades of experience in the medical device and technology spaces, specializing in interventional cardiology and structural heart disease.

“I’m thrilled to be joining Neovasc at such an exciting time for the Company,” said Mr. Little. “Mitral valve disease and refractory angina represent enormous opportunities to improve the lives of millions of patients, and I’m thankful for the opportunity to help advance the fields.”

“Neovasc is primed for rapid growth, as we expand our Reducer commercial presence in Europe, continue to pursue U.S. FDA approval of the Reducer, build clinical data for Tiara and continue development of our transfemoral/trans-septal Tiara program,” said Fred Colen, President and Chief Executive Officer of Neovasc. “We look forward to leveraging Bill’s extensive cardiovascular industry expertise as we execute on our corporate development milestones.”

Mr. Little joins Neovasc after serving as Abbott’s Global Head of Customer and New Market Insights and Divisional Vice President of Global Marketing, where he led strategy for the company’s $3B vascular business unit. He also led organizational integration during Abbott’s $30B merger with St. Jude Medical, providing U.S. sales leadership for a 300-strong commercial field team. Prior to Abbott, Mr. Little was Vice President, Global Marketing at C.R. Bard, now part of Becton Dickson, where he executed on a marketing strategy for the company’s $600M peripheral vascular franchise, completing 12 new product launches that generated total revenue in excess of $100M annually. He also spent over 13 years at Boston Scientific in a variety of domestic and international commercial roles. Mr. Little holds a Bachelor of Science in business administration and marketing from the University of Colorado.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Neovasc Reducer™ (the “Reducer”), for the treatment of refractory angina, which is not currently commercially available in the United States (two U.S. patients have been treated under compassionate use) and has been commercially available in Europe since 2015, and Tiara™ (the “Tiara”), for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, beliefs and expectations as to the size of the market for mitral valve disease and refractory angina, the Company’s ability to execute its corporate development milestones and develop those market opportunities and the effectiveness of our products to address patients’ needs, the Company’s future growth, expansion of the Reducer’s commercial presence in Europe, any potential future approval by the U.S. FDA of the Reducer, continued development of the Tiara program, and the rapidly growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and six months ended June 30, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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